Exhibit 99.1

TRANSLATION

Summary of Consolidated Financial Results

For the Three-Month Period Ended June 30, 2017

[Japanese GAAP]

August 14, 2017

Company name:	FRONTEO, Inc. (the “Company”)
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.fronteo.com/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Mitsuhiro Maeda, Finance Department Manager
Tel:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	August 14, 2017
Scheduled date of commencement of dividend payment:	—
Supplementary materials for the quarterly financial results:	Yes
Briefing on the quarterly financial results:	Yes (for institutional investors and analysts)

(Amounts are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Three-Month Period Ended June 30, 2017 (from April 1, 2017 to June 30, 2017)

(1)     Consolidated results of operations

(Percentages represent changes from the same period in the previous year)

Three-month	Net sales		Operating loss		Ordinary loss		Net loss attributable to owners of the parent
period ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
June 30, 2017	2,677	(4.1)	(662)	—	(680)	—	(456)	—
June 30, 2016	2,792	61.8	(176)	—	(244)	—	(174)	—

Note:   Comprehensive loss

Three-month period ended June 30, 2017      ¥(149) million [—%]

Three-month period ended June 30, 2016      ¥(690) million [—%]

	Net loss per share	Net loss per share
Three-month	(basic)	(diluted)
period ended	Yen	Yen
June 30, 2017	(12.01)	—
June 30, 2016	(4.87)	—

Note: In the six-month period ended September 30, 2016, the provisional accounting treatment for a business combination that took place on July 31, 2015, in the six-month period ended September 30, 2015, was finalized and related adjustments were accordingly reflected in the consolidated financial statements for the three-month period ended June 30, 2016.

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
June 30, 2017	15,669	4,906	29.7
March 31, 2017	16,158	5,018	29.6

Reference: Equity

As of June 30, 2017          ¥4,660 million

As of March 31, 2017       ¥4,777 million

2.   Dividends

	Dividend per share
	End of the	End of the	End of the	End of
	three-month period	six-month period	nine-month period	the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2017	—	0.00	—	0.00	0.00
Year ending March 31, 2018	—
Year ending March 31, 2018 (Forecast)		0.00	—	0.00	0.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2018 (from April 1, 2017 to March 31, 2018)

(Percentages represent changes from the same period in the previous year)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year	Millions		Millions		Millions		Millions
ending	of yen	%	of yen	%	of yen	%	of yen	%	Yen
March 31, 2018	14,000	24.9	200	—	190	—	90	—	2.37

Note: Changes from the latest consolidated forecasts: None

Notes:

(1) Changes in important subsidiaries during the three-month period ended June 30, 2017 (changes in the scope of consolidation): None

(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3) Changes in accounting policies, changes in accounting estimates, and restatements

1) Changes in accounting policies associated with the revision of accounting standards:          None

2) Changes in accounting policies other than the 1) above:                                                                                                                                                                     None

3) Changes in accounting estimates:                                                                                                                                                                                                                                                                                            None

4) Restatements:                                                                                                                                                                                                                                                                                                                                                                                                   None

(4)     Number of issued and outstanding shares (common stock):

1)  Number of issued and outstanding shares (including treasury stock):

As of June 30, 2017:                                                                                                            38,006,862 shares

As of March 31, 2017:                                                                                                 37,921,862 shares

2)  Number of treasury stock:

As of June 30, 2017:                                                                                                            630 shares

As of March 31, 2017:                                                                                                 630 shares

3)  Average number of issued and outstanding shares during the three-month period ended:

June 30, 2017:                                                                                                                                            37,980,090 shares

June 30, 2016:                                                                                                                                            35,830,947 shares

*      This summary of quarterly consolidated financial results falls outside of the scope of quarterly review procedures.

*      Explanations concerning the appropriate use of the forecasts for results of operations and other special matters:

•       The forecasts for results of operations in this report are based on information currently available to the Company and assumptions deemed to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors.

FRONTEO, Inc. (2158) June 30, 2017 Financial Results

Table of Contents of Attachment

1.	Qualitative Information on Financial Results for the Three-Month Period Ended June 30, 2017	2

	(1) Explanations regarding the consolidated operating results	2

	(2) Explanations regarding the consolidated financial position	3

	(3) Explanations regarding the forecasts for the consolidated financial results	4

2.	Matters Relating to Summary Information (Notes)	5

	(1) Changes in important subsidiaries during the three-month period ended June 30, 2017	5

	(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements	5

	(Calculation of income tax expenses)

3.	Quarterly Consolidated Financial Statements	6

	(1) Quarterly consolidated balance sheets	6

	(2) Quarterly consolidated statements of operations and consolidated statements of comprehensive loss	8

	(3) Notes to the quarterly consolidated financial statements	10

	Going concern assumptions	10

	Significant changes in shareholders’ equity	10

	Segment information	10

	Significant subsequent events	11

1.        Qualitative Information on Financial Results for the Three-Month Period Ended June 30, 2017

All information related to future business and financial performance contained in this summary of quarterly consolidated financial results has been developed based on judgments of the Company and its consolidated subsidiaries (collectively, the “Group”) as of June 30, 2017. Note that the Group applied the provisional accounting treatment for the acquisition of EvD, Inc. (“EvD”) that took place on July 31, 2015, in the three-month period ended June 30, 2015, and finalized such accounting treatment in the six-month period ended September 30, 2016. As such, the adjusted provisional amounts are used for the purpose of comparison and analysis with the same period of the previous year.

(1)     Explanations regarding the consolidated operating results

The Group operates under business vision of “the FRONTEO spirits, the social benefits.” To contribute to the society in building a better future for people, with the help of its original artificial intelligence (“AI”) called KIBIT(*). KIBIT uses experts’ tacit knowledge. The Group’s contribution is channeled through expanding business operations from its founding business of international litigation support services to a large array of other businesses, including manufacturing, finance, retail, logistics, and healthcare.

(*) KIBIT is an AI engine independently developed by the Company. It is equipped with vast knowledge collected and systemized through the Company’s unique AI-related technology, which the Company calls “Landscaping.” Landscaping performs learning and evaluation functions and through its experience in data analysis, analyzes text data in various formats. With only a small amount of teaching data, the KIBIT AI engine can understand subtle elements of human behavior and personality (tacit knowledge, judgement, and emotions that vary by individual).

In the legal business segment, the eDiscovery market environment is rapidly changing to a structure where vendors with eDiscovery tools have a significant advantage in the market place due to the fierce competition. The Group intends to use its home-grown eDiscovery support system “Lit i View” to the fullest extent, which is expected to give the Group a competitive edge. The Group is able to provide an efficient and one-stop service for its clients, covering the whole eDiscovery process, thanks to its AI services that can serve the Group’s customers in Asian languages settings and the Group’s practical application of a proprietary AI technology. . , the Group plans to increase its promotional activities regarding companies with cross-border businesses in the U.S. Japan, Korea, and Taiwan. These capabilities are expected to help the Group to win large projects with companies in Asia.

In the AI business segment, the introduction of products equipped with KIBIT to corporate customers has advanced further in the three (3) business fields: (i) business intelligence, (ii) digital communication and (iii) healthcare.

In the business intelligence field, the Group focused on addressing the needs of financial institutions in connection with RegTech, by providing them a tool using AI to improve their operational efficiency in regulatory compliance, including compliance with the Japanese Financial Instruments and Exchange Act, promulgated on June 14, 2006 (“FIEA”). As a result, during the three-month period ended June 30, 2017, nine (9) financial institutions have agreed to implement KIBIT equipped products to their operations , and this brought the Group a notable achievement and gave the Group another chance to prove to the market the Group’s capabilities in providing solutions to the market’s needs.

In the digital communication field, the Kibiro AI robot reception service, which was co-developed by the Group and Office24 Co., Ltd., was introduced to the market. The co-development of services with corporate customers in a variety of other businesses, such as  concierge services at hotels or beauty counselling at esthetic salons, is planned.

In the healthcare field, the potential market is sizeable and as a consequence, the Group has identified the healthcare as a central pillar for the Group’s medium- to long-term growth and the Group is making strategic investments in this field. By applying the know-how accumulated in the business intelligence field and enhancing promotional activities for KIBIT equipped software solutions in areas where they can make a difference, the implementation of KIBIT equipped software is considered by a number of customers for initiatives to reduce the premature retirement among medical and healthcare professionals, to improve the operational efficiency of medical representatives, or the efficiency in side-effect report analysis of drugs.

In its consolidated operating results for the three-month period ended June 30, 2017, the Group recorded net sales of 2,677,071 thousand yen (net sales of 2,792,831 for the same period of the previous year), operating loss of 662,414 thousand yen (operating loss of

176,323 thousand yen for the same period of the previous year), ordinary loss of 680,311 thousand yen (ordinary loss of 244,967 thousand yen for the same period of the previous year), and net loss attributable to owners of the parent of 456,248 thousand yen (net loss attributable to owners of the parent of 174,500 thousand yen for the same period of the previous year).

The following is an overview of the financial results of each business segment for the three-month period ended June 30, 2017:

Legal Business

1)                 eDiscovery services

Net sales from eDiscovery services showed a growth trend, primarily driven by large projects in Japan. In the U.S., as a result of the prioritized organizational structure enhancement, the number of review service projects increased, but a decline in winning of hosting process projects with high profitability led to net sales of 2,477,489 thousand yen, a decrease of 7.0% from the same period of the previous year.

2)                 Forensic services

Net sales from forensic services were 97,915 thousand yen, an increase of 3.2% from the same period of the previous year, driven by steady sales from forensic investigation services for payment cards and consulting services.

Net sales of the legal business were 2,575,406 thousand yen, a decrease of 6.7% from the same period of the previous year, and operating loss was 435,380 thousand yen (operating loss of 34,369 thousand yen for the same period of the previous year).

Overview of net sales by service type is as follows:

(Thousands of yen)

Service type		Japan	U.S.	Other	Total
1. eDiscovery services	Review	238,607 (276,958)	416,727 (232,701)	16,385 (—)	671,719 (509,659)
	Collection and Process	185,704 (118,478)	364,977 (602,391)	69,904 (29,864)	620,586 (750,733)
	Hosting	411,818 (425,774)	733,144 (910,471)	40,221 (68,623)	1,185,184 (1,404,869)
2. Forensic services		88,112 (92,648)	3,320 (336)	6,482 (1,877)	97,915 (94,862)

The amounts in parentheses are net sales for the previous year.

AI Business

Sales of software equipped with the Company’s original AI technology have been robust during the three-month period ended June 30, 2017. All three (3) types of software, “KIBIT Email Auditor,” an email auditing tool; “KIBIT Patent Explorer,” a system for patent research and analysis; and “KIBIT knowledge probe,” a system for supporting analysis of business data; have been introduced in major corporations.

Net sales from the AI business were 101,665 thousand yen, an increase of 210.8% from the same period of the previous year. However, new business-related costs of 328,699 thousand yen for new product development, sales, and marketing activities, led to an operating loss of 227,033 thousand yen (operating loss of 141,954 thousand yen for the same period of the previous year). Expenses related to back-office divisions of FRONTEO, Inc. of 39,064 thousand yen were allocated to the AI business.

(2)     Explanations regarding the consolidated financial position

(Assets)

Total assets decreased by 489,160 thousand yen to 15,669,712 thousand yen compared with the end of the previous year.

Current assets decreased by 757,044 thousand yen to 8,277,118 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 676,161 thousand yen in cash and deposits and a decrease of 379,096 thousand yen in notes and accounts receivable-trade.

Noncurrent assets increased by 267,884 thousand yen to 7,392,593 thousand yen compared with the end of the previous year. This was primarily due to a decrease of 40,239 thousand yen in customer-related assets for amortization, a decrease of 60,846 thousand yen in goodwill for amortization, and an increase of 486,900 thousand yen in investment securities.

(Liabilities)

Total liabilities decreased by 376,703 thousand yen to 10,763,489 thousand yen compared with the end of the previous year.

Current liabilities decreased by 240,166 thousand yen to 3,456,832 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 249,627 thousand yen in accounts payable-trade, a decrease of 100,000 thousand yen in short-term loans payable, and an increase of 156,191 thousand yen in other current liabilities.

Noncurrent liabilities decreased by 136,537 thousand yen to 7,306,657 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 265,451 thousand yen in long-term loans payable and an increase of 147,965 thousand yen in deferred tax liabilities.

(Net Assets)

Total net assets decreased by 112,456 thousand yen to 4,906,222 thousand yen compared with the end of the previous year. This was attributable primarily to an increase of 17,231 thousand yen in capital stock, an increase of 17,231 thousand yen in capital surplus, a decrease of 456,248 thousand yen in retained earnings, and an increase of 337,811 thousand yen in valuation difference on available-for-sale securities.

(3)     Explanations regarding the forecasts for the consolidated financial results

No adjustments have been made to the consolidated operating forecasts for the year ending March 31, 2018, announced on May 15, 2017.

Note: The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ from the forecasts due to various factors.

2.              Matters Relating to Summary Information (Notes)

(1)     Changes in important subsidiaries during the three-month period ended June 30, 2017

During the three-month period ended June 30, 2017, there were no changes in the subsidiaries covered by the Article 19, Paragraph 10 of the Japanese Cabinet Office Ordinance on Disclosure of Corporate Affairs or other regulations that the Group needs to comply with.

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements

(Calculation of income tax expenses)

Income tax expenses were calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the three-month period pertains, and multiplying income before income taxes for the pertaining period by the estimated effective tax rate.

3.        Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2017	As of June 30, 2017
Assets
Current assets
Cash and deposits	4,536,426	3,860,264
Notes and accounts receivable-trade	3,319,973	2,940,876
Merchandise	69,396	68,838
Supplies	4,072	4,027
Deferred tax assets	660,810	890,777
Other	609,117	742,463
Allowance for doubtful accounts	(165,634)	(230,129)
Total current assets	9,034,162	8,277,118
Noncurrent assets
Property, plant, and equipment
Buildings and structures, net	522,590	502,261
Vehicles, net	5,993	5,269
Tools, furniture, and fixtures, net	531,770	538,201
Leased assets, net	112,727	105,050
Other	3,775	4,826
Total property, plant, and equipment	1,176,857	1,155,610
Intangible assets
Software	910,176	861,418
Goodwill	2,001,315	1,940,469
Customer-related assets	1,913,459	1,873,219
Other	202,404	165,088
Total intangible assets	5,027,355	4,840,196
Investments and other assets
Investment securities	500,414	987,314
Guarantee deposits	140,641	131,775
Long-term deposits	224,380	224,000
Deferred tax assets	4,062	3,969
Other	50,997	49,728
Total investments and other assets	920,496	1,396,787
Total noncurrent assets	7,124,709	7,392,593
Total assets	16,158,872	15,669,712

(Thousands of yen)

	As of March 31, 2017	As of June 30, 2017
Liabilities
Current liabilities
Accounts payable - trade	513,223	263,596
Short-term loans payable	1,000,000	900,000
Current portion of long-term loans payable	798,269	896,584
Accounts payable - other	196,038	164,220
Income taxes payable	150,260	123,289
Provision for bonuses	153,622	67,365
Other	885,583	1,041,775
Total current liabilities	3,696,999	3,456,832
Noncurrent liabilities
Bonds with subscription rights to shares	1,250,000	1,250,000
Long-term loans payable	4,838,607	4,573,156
Deferred tax liabilities	758,068	906,034
Liabilities for retirement benefits	35,678	35,064
Asset retirement obligations	44,747	44,872
Other	516,092	497,529
Total noncurrent liabilities	7,443,194	7,306,657
Total liabilities	11,140,193	10,763,489
Net assets
Shareholders’ equity
Capital stock	2,481,621	2,498,852
Capital surplus	2,266,210	2,283,441
Retained earnings	99,753	(356,494)
Treasury stock	(26)	(26)
Total shareholders’ equity	4,847,559	4,425,772
Accumulated other comprehensive income (loss)
Valuation difference on available-for-sale securities	272,559	610,370
Foreign currency translation adjustment	(342,345)	(375,908)
Total accumulated other comprehensive income (loss)	(69,786)	234,462
Subscription rights to shares	208,560	211,093
Non-controlling interests	32,344	34,893
Total net assets	5,018,678	4,906,222
Total liabilities and net assets	16,158,872	15,669,712

(2)     Quarterly consolidated statements of operations and consolidated statements of comprehensive loss

Consolidated statements of operations for the three-month period ended June 30, 2017

(Thousands of yen)

	For the three-month period	For the three-month period
	ended June 30, 2016	ended June 30, 2017
Net sales	2,792,831	2,677,071
Cost of sales	1,630,641	1,820,650
Gross profit	1,162,189	856,421
Selling, general, and administrative expenses	1,338,513	1,518,835
Operating loss	(176,323)	(662,414)
Non-operating income
Interest income	143	170
Dividend income	14,400	11,250
Rent income	2,281	5,979
Other	14,123	4,738
Total non-operating income	30,947	22,137
Non-operating expenses
Interest expenses	3,746	13,778
Foreign exchange losses	91,596	15,666
Syndicated loan fees	1,620	1,187
Other	2,627	9,402
Total non-operating expenses	99,591	40,034
Ordinary loss	(244,967)	(680,311)
Extraordinary losses
Loss on sale of noncurrent assets	18,508	—
Total extraordinary losses	18,508	—
Loss before income taxes	(263,475)	(680,311)
Income taxes	(90,463)	(226,611)
Net loss	(173,012)	(453,699)
Net income attributable to noncontrolling interests	1,488	2,548
Net loss attributable to owners of the parent	(174,500)	(456,248)

Consolidated statements of comprehensive loss for the three-month period ended June 30, 2017

(Thousands of yen)

	For the three-month period	For the three-month period
	ended June 30, 2016	ended June 30, 2017
Net loss	(173,012)	(453,699)
Other comprehensive (loss) income
Valuation difference on available-for-sale securities	(79,499)	337,811
Deferred gains or losses on hedges	120	—
Foreign currency translation adjustment	(438,585)	(33,562)
Total other comprehensive (loss) income	(517,964)	304,248
Comprehensive loss	(690,976)	(149,450)
Comprehensive loss:
Comprehensive loss attributable to owners of the parent	(692,516)	(151,999)
Comprehensive income attributable to noncontrolling interests	1,539	2,548

(3)     Notes to the quarterly consolidated financial statements

Going concern assumptions

Not applicable.

Significant changes in shareholders’ equity

There were no significant changes in shareholders’ equity compared with the end of the previous year.

Segment information

I. Three-month period of the previous year (from April 1, 2016 to June 30, 2016)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment						Amounts reported in the quarterly consolidated
	Japan (Legal)	Japan (AI)	USA	Others	Total	Adjustments *(1)	statements of operations *(2)
Net sales
External sales	913,859	32,706	1,745,901	100,365	2,792,831	—	2,792,831
Intersegment sales and transfers	175,939	—	23,344	25,521	224,804	(224,804)	—
Total	1,089,798	32,706	1,769,245	125,886	3,017,636	(224,804)	2,792,831
Segment profits (losses)	148,009	(141,954)	(191,178)	8,798	(176,323)	—	(176,323)

Notes: (1) The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2) Total segment profits (losses) equal to operating loss reported in the quarterly consolidated statements of operations.

2)  Information relating to assets for each reportable segment

Not applicable.

3)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

Not applicable.

4)  Matters relating to changes in reportable segments

Not applicable.

II. Three-month period of the current year (from April 1, 2017 to June 30, 2017)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment						Amounts reported in the quarterly consolidated
	Japan (Legal)	Japan (AI)	USA	Others	Total	Adjustments *(1)	statements of operations *(2)
Net sales
External sales	924,009	101,665	1,518,169	133,226	2,677,071	—	2,677,071
Intersegment sales and transfers	63,562	—	99,743	2,294	165,599	(165,599)	—
Total	987,572	101,665	1,617,913	135,520	2,842,671	(165,599)	2,677,071
Segment profits (losses)	49,479	(227,033)	(506,386)	21,525	(662,414)	—	(662,414)

Notes: (1) The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2) Total segment profits (losses) equal to operating loss reported in the quarterly consolidated statements of operations.

2)  Information relating to assets for each reportable segment

Not applicable.

3)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

Not applicable.

4)  Matters relating to changes in reportable segments

The three (3) reportable segments disclosed in the segment information were: “Japan,” “USA,” and “Others.” The Japan segment consisted of the legal business, which is fairly matured, and the AI business, which is still in the early development stage. Since the AI business in Japan has been significantly expanding in association with the commencement of its full-scale operations, the Company reviewed its business segments in light of performance management and decided to divide the “Japan” segment into two (2) reportable segments during the nine-month period ended December 31, 2016, for adequate decision-making related to resource allocation and performance evaluation based on a clearer business classification.

As a result, effective from the nine-month period ended December 31, 2016, the segment information is now disclosed under four (4) segments: “Japan (Legal),” “Japan (AI),” “USA,” and “Others.” The segment information in this summary of quarterly consolidated financial results for the three-month period ended June 30, 2016, is presented under the new reportable segment classification.

Significant subsequent events

Allotment of subscription rights (with charge)

The following are the finalized details of the issuance of the 17th FRONTEO stock options (stock acquisition rights) to issue share options for subscription based on the performance conditions for the directors, auditors, and employees of the Company and its subsidiaries with charge, based on the resolution passed during the board of directors of the Company held on June 14, 2017:

1.        Issuance date of subscription rights: July 7, 2017

2.        Number of subscription rights issued: 7,510 (100 shares of common stock for every subscription right to shares)

3.        Money to be paid in exchange for grant of the stock options (issue price of per stock option): 4,200 yen (42 yen per share)

4.        Class and number of shares for subscription rights: Common stock of the Company, 751,000 shares

5.        Amount to be paid upon the exercise of subscription rights: 731 yen per share

6.        Exercise period of subscription rights: From July 1, 2019 to July 6, 2022

7.        Roles of person eligible for the subscription rights and the numbers thereof:

(1)               Directors of the Company: 3, Number of subscription rights: 1,702

(2)               Employees of the Company: 22 employees, Number of subscription rights: 1,188

(3)               Employees of the subsidiaries of the Company: 14 employees, Number of subscription rights: 4,620

Allotment of subscription rights

The board of directors of the Company resolved for the allotment of the 19th subscription rights to shares at the meeting held on July 20, 2017, in accordance with the “Issuance of Subscription Rights to Shares as Stock Options” resolved at the 14th Ordinary General Meeting of Shareholders held on June 29, 2017.

The summary of allotment of subscription rights is as follows:

1.        Issuance date of subscription rights: July 21, 2017

2.        Number of subscription rights issued: 60 (100 shares of common stock for every subscription right to shares)

3.        Issue price of subscription rights: Issued without consideration

4.        Class and number of shares for subscription rights: Common stock of the Company, 6,000 shares

5.        Amount to be paid upon the exercise of subscription rights: 806 yen per share

6.        Exercise period of subscription rights: From July 22, 2020 to July 21, 2023

7.        Eligible persons for the subscription rights and the number thereof:

(1)               Employees of the subsidiaries of the Company: 2 employees, Number of subscription rights: 60

***

This report is solely a translation of the “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.